SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Rice Energy Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

762760106

(CUSIP Number)

Daniel J. Rice

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Tel: (724) 746-6720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Rice Energy Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,306,610 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER 5,168,885
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,306,610 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer (as defined below) beneficially owned by each Reporting Person pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,391,709 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Annual Report on Form 10-K filed on February 25, 2016 with the Securities and Exchange Commission (the “SEC”).

1	NAME OF REPORTING PERSON Rice Energy Irrevocable Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,306,610 (see items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,800,000**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,306,610 (see items 3, 4 and 5)***
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%***
14	TYPE OF REPORTING PERSON OO (Trust)

*	Kathleen L. Peto and Jay D. Rosenbaum are trustees of Rice Energy Irrevocable Trust.
**	As further described in Item 4, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by each Reporting Person pursuant to the Stockholders’ Agreement.
***	The calculation is based on 136,391,709 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Annual Report on Form 10-K filed on February 25, 2016 with the SEC.

1	NAME OF REPORTING PERSON Kathleen L. Peto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,306,610 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,800,000**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,306,610 (see items 3, 4 and 5)***
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%***
14	TYPE OF REPORTING PERSON IN

*	All of these shares of Common Stock of the Issuer are held by Rice Energy Irrevocable Trust, of which Ms. Peto is a trustee. As further described in Item 4, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by each Reporting Person pursuant to the Stockholders’ Agreement.
**	Does not include the 2,556,844 shares of Common Stock of the Issuer owned by the spouse of Ms. Peto, Daniel J. Rice III. Ms. Peto disclaims beneficial ownership of the shares held by Daniel J. Rice III.

***	The calculation is based on 136,391,709 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Annual Report on Form 10-K filed on February 25, 2016 with the SEC.

1	NAME OF REPORTING PERSON Jay D. Rosenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,306,610 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,306,610 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%**
14	TYPE OF REPORTING PERSON IN

*	All of these shares of Common Stock are held by Rice Energy Irrevocable Trust, of which Mr. Rosenbaum is a trustee. As further described in Item 4, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by each Reporting Person pursuant to the Stockholders’ Agreement.
**	The calculation is based on 136,391,709 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Annual Report on Form 10-K filed on February 25, 2016 with the SEC.

1	NAME OF REPORTING PERSON NGP Rice Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,306,610 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,306,610 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by each Reporting Person pursuant to the Stockholders’ Agreement.
**	The calculation is based on 136,391,709 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Annual Report on Form 10-K filed on February 25, 2016 with the SEC.

1	NAME OF REPORTING PERSON NGP Natural Resources X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 49,306,610 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,306,610 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by each Reporting Person pursuant to the Stockholders’ Agreement.
**	The calculation is based on 136,391,709 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Annual Report on Form 10-K filed on February 25, 2016 with the SEC.

1	NAME OF REPORTING PERSON NGP X Parallel Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,306,610 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,306,610 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by each Reporting Person pursuant to the Stockholders’ Agreement.
**	The calculation is based on 136,391,709 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Annual Report on Form 10-K filed on February 25, 2016 with the SEC.

1	NAME OF REPORTING PERSON G.F.W. Energy X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,306,610 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,306,610 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by each Reporting Person pursuant to the Stockholders’ Agreement.
**	The calculation is based on 136,391,709 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Annual Report on Form 10-K filed on February 25, 2016 with the SEC.

1	NAME OF REPORTING PERSON GFW X, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,306,610 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,306,610 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by each Reporting Person pursuant to the Stockholders’ Agreement.
**	The calculation is based on 136,391,709 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Annual Report on Form 10-K filed on February 25, 2016 with the SEC.

1	NAME OF REPORTING PERSON Natural Gas Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,306,610 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,306,610 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by each Reporting Person pursuant to the Stockholders’ Agreement.
**	The calculation is based on 136,391,709 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Annual Report on Form 10-K filed on February 25, 2016 with the SEC.

1	NAME OF REPORTING PERSON NGP IX Offshore Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,306,610 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,306,610 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by each Reporting Person pursuant to the Stockholders’ Agreement.
**	The calculation is based on 136,391,709 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Annual Report on Form 10-K filed on February 25, 2016 with the SEC.

1	NAME OF REPORTING PERSON G.F.W. Energy IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,306,610 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,306,610 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by each Reporting Person pursuant to the Stockholders’ Agreement.
**	The calculation is based on 136,391,709 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Annual Report on Form 10-K filed on February 25, 2015 with the SEC.

1	NAME OF REPORTING PERSON G.F.W. IX, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,306,610 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,306,610 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by each Reporting Person pursuant to the Stockholders’ Agreement.
**	The calculation is based on 136,391,709 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Annual Report on Form 10-K filed on February 25, 2015 with the SEC.

1	NAME OF REPORTING PERSON NGP Energy Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,306,610 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,306,610 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by each Reporting Person pursuant to the Stockholders’ Agreement.
**	The calculation is based on 136,391,709 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Annual Report on Form 10-K filed on February 25, 2015 with the SEC.

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the SEC by certain of the Reporting Persons and others on February 10, 2014, as amended by Amendment No. 1 to Schedule 13D filed with the SEC by certain of the Reporting Persons and others on August 21, 2014, by Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Persons and others on November 26, 2014, by Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Persons and others on January 14, 2015, by Amendment No. 4 to Schedule 13D filed with the SEC by the Reporting Persons and others on May 22, 2015, by Amendment No. 5 to Schedule 13D filed with the SEC by the Reporting Persons and others on June 18, 2015, by Amendment No. 6 to Schedule 13D filed with the SEC by the Reporting Persons and others on December 21, 2015 and by Amendment No. 7 to Schedule 13D filed with the SEC by the Reporting Persons and others on January 7, 2016 (the “Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Rice Energy Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Schedule 13D. This Amendment No. 8 amends and supplements the Schedule 13D as specifically set forth herein.

Item 1. Security and Issuer

This Amendment No. 8 relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 400 Woodcliff Drive, Canonsburg, Pennsylvania 15317.

Item 2. Identity and Background

The information set forth in or incorporated by reference in Item 4 and Schedule I of this Amendment No. 8 is incorporated by reference in its entirety into this Item 2. Rice Holdings, Rice Energy Irrevocable Trust, Kathleen L. Peto, Jay D. Rosenbaum, NGP Holdings, Natural Gas IX, NGP IX, GFW Energy IX, GFW IX, NGP X, GFW Energy X, GFW X and NGP ECM are collectively referred to as the “Reporting Persons.”

This Item 2 shall be deemed to amend and restate Item 2 in its entirety:

(a),(f) This Amendment No. 8 is being filed jointly by each of the following persons:

(i)	Rice Energy Holdings LLC, a Delaware limited liability company (“Rice Holdings”);

(ii)	Rice Energy Irrevocable Trust, a Massachusetts trust (“Rice Energy Irrevocable Trust”);

(iii)	Kathleen L. Peto, a trustee of Rice Energy Irrevocable Trust;

(iv)	Jay D. Rosenbaum, a trustee of Rice Energy Irrevocable Trust;

(v)	NGP Rice Holdings LLC, a Delaware limited liability company (“NGP Holdings”);

(vi)	Natural Gas Partners IX, L.P., a Delaware limited partnership (“Natural Gas IX”);

(vii)	NGP IX Offshore Holdings, L.P., a Delaware limited partnership (“NGP IX Offshore,” and together with Natural Gas IX, “NGP IX”);

(viii)	G.F.W. Energy IX, L.P., a Delaware limited partnership (“GFW Energy IX”);

(ix)	GFW IX, L.L.C., a Delaware limited liability company (“GFW IX”);

(x)	NGP Natural Resources X, L.P., a Delaware limited partnership (“NGP Natural X”);

(xi)	NGP X Parallel Holdings, L.P., a Delaware limited partnership (“NGP Parallel,” and together with NGP Natural X, “NGP X”);

(xii)	G.F.W. Energy X, L.P., a Delaware limited partnership (“GFW Energy X”);

(xiii)	GFW X, L.L.C., a Delaware limited liability company (“GFW X”); and

(xiv)	NGP Energy Capital Management, L.L.C., a Texas limited liability company (“NGP ECM”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 14, 2015, a copy of which is attached hereto as Exhibit 5.

(b) The address of the principal office of Rice Holdings is 400 Woodcliff Drive, Canonsburg, Pennsylvania 15317. The address of the principal office of Rice Energy Irrevocable Trust and Jay D. Rosenbaum is c/o Nixon Peabody LLP, 100 Summer Street, Boston, Massachusetts 02110. The address of Kathleen L. Peto is 340 Brook Road, Milton, Massachusetts 02186. The address of the principal office of NGP Holdings, Natural Gas IX, NGP IX, GFW Energy IX, GFW IX, NGP X, GFW Energy X, GFW X and NGP ECM is 5221 N. O’Connor Boulevard, Suite 1100, Irving, Texas 75039.

(c) The name, residence or business address, present principal occupation or employment and citizenship of each director, executive officer, trustees, general partners, managing members and control persons, as applicable, of each of the Reporting Persons are listed on Schedule I hereto.

(i)	Rice Holdings’ principal business is to hold shares of Common Stock;

(ii)	Rice Energy Irrevocable Trust’s principal business is as a trust for the benefit of the children and descendants of Daniel J. Rice III, a member of the Issuer’s board of directors, and Kathleen L. Peto, a trustee of the trust;

(iii)	NGP Holdings’ principal business is to hold shares of Common Stock;

(iv)	Natural Gas IX is a fund managed by NGP ECM whose primary business activity is investing in various companies, including NGP Holdings;

(v)	NGP IX Offshore is a fund managed by NGP ECM whose primary business activity is investing in various companies, including NGP Holdings;

(vi)	GFW Energy IX’s principal business is to hold general partner interests in NGP IX;

(vii)	GFW IX’s principal business is to hold general partner interests in GFW Energy IX;

(viii)	NGP Natural X is a fund managed by NGP ECM whose primary business activity is investing in various companies, including NGP Holdings;

(ix)	NGP Parallel is a fund managed by NGP ECM whose primary business activity is investing in various companies, including NGP Holdings;

(x)	GFW Energy X’s principal business is to hold general partner interests in NGP X;

(xi)	GFW X’s principal business is to hold general partner interests in GFW Energy X; and

(xii)	NGP ECM’s principal business is to manage various private investment funds, including NGP IX and NGP X.

(d) During the last five years, none of the Reporting Persons or the persons named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the persons named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

This Item 4 shall be deemed to amend and restate Item 4 in its entirety:

The information set forth in or incorporated by reference in Item 2, Item 5 and Schedule I of this Amendment No. 8 is incorporated by reference in its entirety into this Item 4.

In connection with the consummation of the Issuer’s initial public offering on January 29, 2014, Rice Holdings and NGP Holdings entered into a stockholders’ agreement (as amended on August 8, 2014, the “Stockholders’ Agreement”) with the Issuer, Rice Energy Family Holdings, LP (“Rice Partners”) and Alpha Natural Resources, Inc. (“Alpha”). Pursuant to the Stockholders’ Agreement, each of Rice Holdings, NGP Holdings and Alpha had the right to designate a certain number of nominees to the Issuer’s Board of Directors, subject to the limitations and conditions set forth therein, including the ownership of a specified percentage of the outstanding shares of Common Stock. As of the date of this filing, only Rice Holdings and NGP Holdings have the right to designate a certain number of nominees to the Issuer’s Board of Directors. The Stockholders’ Agreement also requires the stockholders party thereto to take all necessary actions, including voting their shares of Common Stock, to cause the election of the nominees designated by Rice Holdings and NGP Holdings. As a result, the parties thereto that own more than the specified percentage of the outstanding shares of Common Stock may be deemed to be members of a group for the purposes of Section 13(d)(3) of the Exchange Act and the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by each Reporting Person.

On November 17, 2014, Rice Partners made a pro rata liquidating distribution pursuant to its Agreement of Limited Partnership dated as of February 9, 2007. Prior to the dissolution of Rice Partners, (i) Rice Energy Management LLC (“Rice Management”) was the general partner of Rice Partners, and owned a 1.0% general partnership interest in Rice Partners and (ii) Rice Energy Irrevocable Trust owned a 99.0% limited partnership interest in Rice Partners. Following the dissolution and liquidation of Rice Partners, on November 18, 2014, Rice Management made a pro rata liquidating distribution pursuant to its Limited Liability Company Agreement dated as of February 8, 2007 to its sole member, Daniel J. Rice III. As a result of the pro rata liquidating distributions by Rice Partners and Rice Management, the 20,000,000 shares of Common Stock of the Issuer beneficially owned by Rice Partners was distributed to Rice Energy Irrevocable Trust and Daniel J. Rice III in the amounts of 19,800,000 shares and 200,000 shares, respectively. The shares of Common Stock of the Issuer held by Rice Energy Irrevocable Trust are for the benefit of the children of Daniel J. Rice III and his descendants. Daniel J. Rice III is the spouse of Kathleen L. Peto who is a trustee of Rice Energy Irrevocable Trust. Daniel J. Rice III has beneficial ownership of 2,556,844 shares of Common Stock of the Issuer. Kathleen L. Peto disclaims beneficial ownership of the shares held by Daniel J. Rice III.

On November 17, 2014, Rice Partners and Rice Energy Irrevocable Trust entered into an Agreement of Assignment and Assumption, pursuant to which Rice Partners assigned to Rice Energy Irrevocable Trust all of its rights, and Rice Energy Irrevocable Trust assumed all of the obligations of Rice Partners, under the Stockholders’ Agreement.

On September 28, 2015, Rice Holdings made a pro rata distribution pursuant to its Amended and Restated Limited Liability Company Agreement, dated as of January 29, 2014. As a result of the pro rata distribution by Rice Holdings, 132,038 shares of Common Stock of the Issuer beneficially owned by Rice Holdings were distributed to certain members of Rice Holdings.

On December 9, 2015, Rice Holdings made a distribution pursuant to the First Amendment to the Amended and Restated Limited Liability Company Agreement of Rice Holdings, dated as of December 9, 2015. As a result of the distribution by Rice Holdings, 15,000,000 shares of Common Stock of the Issuer beneficially owned by Rice Holdings were distributed to Rice Energy Irrevocable Trust.

On December 21, 2015, Rice Energy Irrevocable Trust sold 5,000,000 shares of Common Stock of the Issuer to a market maker in accordance with Rule 144 under the Securities Act of 1933, as amended. As of the date hereof, Rice Energy Irrevocable Trust beneficially owns 29,800,000 shares of Common Stock of the Issuer.

To raise capital to manage the Trust’s debt obligations and for other purposes required for the administration of the Trust, the trustees of Rice Energy Irrevocable Trust may from time to time sell a portion of the shares of the Common Stock of the Issuer held by the Trust.

On March 22, 2016, Alpha sold shares of Common Stock in sufficient amount to cause Alpha’s direct beneficial ownership of Common Stock to fall below a specified percentage of the outstanding shares of Common Stock, and the Stockholder’s Agreement terminated with respect to Alpha pursuant to its terms. As a result, Alpha may no longer be deemed to be a member of a group with the Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and the Reporting Persons may no longer be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by Alpha.

Except as set forth above or incorporated in this Item 4, the Reporting Persons and persons named in Schedule I have no present plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (i) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 in its entirety:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 8 and the information set forth or incorporated by reference in Items 2, 3, 4, 6 and Schedule I are hereby incorporated herein by reference.

(a)-(b) The following disclosure assumes that there are a total of 136,391,709 shares of Common Stock of the Issuer, based on the Issuer’s Annual Report on Form 10-K filed on February 25, 2016 with the SEC.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 49,306,610 shares of Common Stock of the Issuer, which constitute approximately 36.2% of the outstanding Common Stock of the Issuer.

Except as set forth or incorporated by reference in this Item 5 or Schedule I, none of the persons named in Item 2 or Schedule I beneficially owns shares of Common Stock of the Issuer.

(c) Except as set forth or incorporated by reference in this Item 5, none of the Reporting Persons or the persons named in Schedule I has effected any transaction in shares of the Issuer’s Common Stock during the past 60 days.

(d) To the Reporting Persons’ knowledge, no person other than the Reporting Persons or the persons named in Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the respective securities beneficially owned by such persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 4 is hereby incorporated herein by reference.

Rice Energy Irrevocable Trust holds 13,000,000 shares of Common Stock of the Issuer in a brokerage account with UBS Financial Services Inc. (“UBS”). Pursuant to UBS’s standard client account agreement, UBS holds a lien on all assets in the account (including such shares of Common Stock of the Issuer) as security for amounts borrowed from time to time on margin, subject to applicable federal margin regulations, stock exchange regulations and UBS credit policies.

In addition to the shares of Common Stock of the Issuer held by Rice Energy Irrevocable Trust in its UBS margin account described above, shares of Common Stock of the Issuer owned by any Reporting Persons may be held, from time to time, in margin accounts, subject to applicable federal margin regulations, stock exchange regulations and the various brokerage firms’ credit policies.

Item 7. Material to Be Filed as Exhibits

1.	Stockholders’ Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Alpha Natural Resources, Inc. (incorporated by reference to Exhibit 4.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the SEC on February 4, 2014) and the First Amendment to Stockholders’ Agreement, dated as of August 8, 2014 (incorporated by reference to Exhibit 4.5 of Rice Energy Inc.’s Quarterly Report on Form 10-Q (File No. 001-36273) filed with the SEC on August 11, 2014)

2.	Master Reorganization Agreement, dated as of January 23, 2014, by and among Rice Energy Family Holdings, LP, NGP RE Holdings, L.L.C., NGP RE Holdings II, L.L.C., Daniel J. Rice III, Rice Drilling B LLC, Rice Merger LLC, Rice Energy Appalachia, LLC, each of the persons holding incentive units representing interests in Rice Energy Appalachia, LLC, Rice Energy Inc., Rice Energy Holdings LLC, and NGP Rice Holdings LLC (incorporated by reference to Exhibit 10.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the SEC on January 29, 2014)

3.	Registration Rights Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Foundation PA Coal Company, LLC (incorporated by reference to Exhibit 4.2 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the SEC on February 4, 2014)

4.	Agreement of Assignment and Assumption, dated as of November 17, 2014, by and between Rice Energy Family Holdings, LP and Rice Energy Irrevocable Trust (incorporated by reference to Exhibit 4 to the Reporting Persons’ Schedule 13D/A filed November 26, 2014 (File No. 005-87900))

5.	Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13D, dated January 14, 2015 (incorporated by reference to Exhibit 5 to the Reporting Persons’ Schedule 13D/A filed January 14, 2015 (File No. 005-87900))

6.	First Amendment to the Amended and Restated Limited Liability Company Agreement of Rice Energy Holdings LLC, dated as of December 9, 2015 (incorporated by reference to Exhibit 7 to the Reporting Persons’ Schedule 13D/A filed December 21, 2015 (File No. 005-87900))

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2016	RICE ENERGY HOLDINGS LLC

	By:	/s/ Daniel J. Rice
	Name:	Daniel J. Rice
	Title:	Manager

RICE ENERGY IRREVOCABLE TRUST

	By:	/s/ Kathleen L. Peto
	Name:	Kathleen L. Peto
	Title:	Trustee

	By:	/s/ Jay D. Rosenbaum
	Name:	Jay D. Rosenbaum
	Title:	Trustee

KATHLEEN L. PETO

	By:	/s/ Kathleen L. Peto
	Name:	Kathleen L. Peto

JAY D. ROSENBAUM

	By:	/s/ Jay D. Rosenbaum
	Name:	Jay D. Rosenbaum

NGP RICE HOLDINGS LLC
	By:	NGP RE Holdings, L.L.C., its member
	By:	NGP IX US Holdings, LP, its member
	By:	NGP IX Holdings GP, LLC, its general partner

	By:	/s/ Tony R. Weber
	Name:	Tony R. Weber
	Title:	Authorized Person

NATURAL GAS PARTNERS IX, L.P.
	By:	G.F.W. Energy IX, L.P., its general partner
	By:	GFW IX, L.L.C., its general partner

	By:	/s/ Tony R. Weber
	Name:	Tony R. Weber
	Title:	Authorized Member

NGP IX OFFSHORE HOLDINGS, L.P.
By:	G.F.W. Energy IX, L.P., its general partner
By:	GFW IX, L.L.C., its general partner

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

G.F.W. ENERGY IX, L.P.
By:	GFW IX, L.L.C., its general partner

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

GFW IX, L.L.C.

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

NGP NATURAL RESOURCES X, L.P.
By:	G.F.W. Energy X, L.P., its general partner
By:	GFW X, L.L.C., its general partner

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

NGP X PARALLEL HOLDINGS, L.P.
By:	G.F.W. Energy X, L.P., its general partner
By:	GFW X, L.L.C., its general partner

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

G.F.W. ENERGY X, L.P.
By:	GFW X, L.L.C., its general partner

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

GFW X, L.L.C.

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

NGP ENERGY CAPITAL MANAGEMENT, L.LC.

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Chief Operating Officer

SCHEDULE I

This Schedule I shall be deemed to amend and restate Schedule I in its entirety:

The name, business address and shares of Common Stock of the Issuer beneficially owned of each of the executive officers and directors of Rice Energy Holdings LLC, Rice Energy Irrevocable Trust, NGP Rice Holdings LLC, Natural Gas Partners IX, L.P., NGP IX Offshore Holdings, L.P., G.F.W. Energy IX, L.P., GFW IX, L.L.C., NGP Natural Resources X, L.P., NGP X Parallel Holdings, L.P., G.F.W. Energy X, L.P., GFW X, L.L.C. and NGP Energy Capital Management, L.L.C. are set forth below. The present principal occupation or employment of each of the executive officer and directors of Rice Energy Holdings LLC, Rice Energy Irrevocable Trust, NGP Rice Holdings LLC, Natural Gas Partners IX, L.P., NGP IX Offshore Holdings, L.P., G.F.W. Energy IX, L.P., GFW IX, L.L.C., NGP Natural Resources X, L.P., NGP X Parallel Holdings, L.P., G.F.W. Energy X, L.P., GFW X, L.L.C. and NGP Energy Capital Management, L.L.C. are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer, Rice Holdings or NGP Holdings).

Rice Energy Holdings LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
Daniel J. Rice IV	Manager, Chief Executive Officer	(1)	United States	88,102
Toby Z. Rice	Manager, President and Chief Operating Officer	(1)	United States	86,653	*
Derek A. Rice	Vice President of Exploration & Geology	(1)	United States	88,102
Grayson T. Lisenby	Vice President and Chief Financial Officer	(1)	United States	98,067
James W. Rogers	Vice President, Chief Accounting & Administrative Officer, Treasurer	(1)	United States	79,614
William E. Jordan	Vice President, General Counsel and Corporate Secretary	(1)	United States	84,708
Daniel J. Rice III	Manager	(1)	United States	2,556,844	**

*	Does not include 20,994 shares of Common Stock of the Issuer beneficially owned by Toby Z. Rice’s spouse. Mr. Rice disclaims beneficial ownership of such shares.
**	Does not include 29,800,000 shares of Common Stock of the Issuer beneficially owned by Daniel J. Rice III’s spouse, Kathleen L. Peto, as trustee for Rice Energy Irrevocable Trust. Mr. Rice disclaims beneficial ownership of such shares.

NGP Rice Holdings LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
Scott Gieselman	Manager	(2)	United States	40,000
Chris Carter	Manager	(2)	United States	—
Cameron Dunn	Manager	(2)	United States	—

Natural Gas Partners IX, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
N/A

NGP IX Offshore Holdings, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
N/A

G.F.W. Energy IX, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
N/A

GFW IX, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
N/A

NGP Natural Resources X, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
N/A

NGP X Parallel Holdings, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
N/A

G.F.W. Energy X, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
N/A

GFW X, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
N/A

NGP Energy Capital Management, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
Kenneth A. Hersh	Chief Executive Officer	(2)	United States	—
Tony R. Weber	Chief Operating Officer	(2)	United States	—
Jill W. Lampert	Chief Financial & Administrative Officer	(2)	United States	—

(1)	400 Woodcliff Drive, Canonsburg, Pennsylvania 15317.
(2)	5221 N. O’Connor Boulevard, Suite 1100, Irving, Texas 75039.

The name, principal occupation or employment, and business address of each of the trustees of Rice Energy Irrevocable Trust are set forth below.

RICE ENERGY IRREVOCABLE TRUST

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Kathleen L. Peto	Retired (Financial Services Industry)	340 Brook Road, Milton, MA 02186	United States

Jay D. Rosenbaum	Partner, Nixon Peabody LLP	c/o Nixon Peabody LLP, 100 Summer Street, Boston, MA 02110	United States

Index to Exhibits

1. Stockholders’ Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Alpha Natural Resources, Inc. (incorporated by reference to Exhibit 4.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the SEC on February 4, 2014) and the First Amendment to Stockholders’ Agreement, dated as of August 8, 2014 (incorporated by reference to Exhibit 4.5 of Rice Energy Inc.’s Quarterly Report on Form 10-Q (File No. 001-36273) filed with the SEC on August 11, 2014)

2. Master Reorganization Agreement, dated as of January 23, 2014, by and among Rice Energy Family Holdings, LP, NGP RE Holdings, L.L.C., NGP RE Holdings II, L.L.C., Daniel J. Rice III, Rice Drilling B LLC, Rice Merger LLC, Rice Energy Appalachia, LLC, each of the persons holding incentive units representing interests in Rice Energy Appalachia, LLC, Rice Energy Inc., Rice Energy Holdings LLC, and NGP Rice Holdings LLC (incorporated by reference to Exhibit 10.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the SEC on January 29, 2014)

3. Registration Rights Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Foundation PA Coal Company, LLC (incorporated by reference to Exhibit 4.2 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the SEC on February 4, 2014)

4. Agreement of Assignment and Assumption, dated as of November 17, 2014, by and between Rice Energy Family Holdings, LP and Rice Energy Irrevocable Trust (incorporated by reference to Exhibit 4 to the Reporting Persons’ Schedule 13D/A filed November 26, 2014 (File No. 005-87900))

5. Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13D, dated January 14, 2015 (incorporated by reference to Exhibit 5 to the Reporting Persons’ Schedule 13D/A filed January 14, 2015 (File No. 005-87900))

6. First Amendment to the Amended and Restated Limited Liability Company Agreement of Rice Energy Holdings LLC, dated as of December 9, 2015 (incorporated by reference to Exhibit 7 to the Reporting Persons’ Schedule 13D/A filed December 21, 2015 (File No. 005-87900))